424(b)(3) Prospectus


                                                    Registration No. 333-75377
PROSPECTUS

                TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.

                       87,500 SHARES OF COMMON STOCK

          This Prospectus is being used by several stockholders (the "Selling Stockholders") of Touchstone
Applied Science Associates, Inc. ("Touchstone") to sell 87,500 shares of Touchstone's Common Stock. The Selling Stockholders will sell the Common Stock at prices then attainable, less ordinary brokers' commissions and dealers' discounts, as applicable. The shares of Common Stock being offered were either previously issued to the Selling Stockholders or are issuable upon the exercise of certain warrants issued by Touchstone to the Selling Stockholders. All share amounts and per share prices in this Prospectus and the related
Registration Statement have been adjusted to reflect the one-for-four reverse stock split on March 4, 1999.

          INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH
ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE
7 OF THIS PROSPECTUS.

          Touchstone's Common Stock trades on The Nasdaq Small Capitalization Market under the trading symbol TASA. On March 25, 1999, the last sale price of the Common Stock on The Nasdaq Small Capitalization Market was $2.125 per share. Accordingly, the aggregate proceeds to the Selling Stockholders may be calculated as follows:

                           ____________________


                                                      Per Share        Total
                                                      ---------        -----


Public Offering Price. . . . . . . . . . .. . . . . . . $2.125       $185,958


Underwriting discount. . . . . . . . . . . . . . . . . .$0.00          $0.00


Proceeds, before expenses, to Selling Stockholders . . .$2.125       $185,958

                           ____________________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           ____________________


          The date of this Prospectus is April 13, 1999.

                           TABLE OF CONTENTS


Forward-Looking Statements . . . . . . . . . . . . . . . . . . .2
Where You Can Find More Information About the Company. . . . . .4
Incorporation of Information We File with the SEC. . . . . . . .4
Summary Information. . . . . . . . . . . . . . . . . . . . . . .6
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . .7
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . 15
The Selling Stockholders . . . . . . . . . . . . . . . . . . . 15
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . 17
Selected Historical Financial Information. . . . . . . . . . . 18
Legal Opinions . . . . . . . . . . . . . . . . . . . . . . . . 19
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . 20


                     FORWARD-LOOKING STATEMENTS

          This Report contains (or incorporates by reference) certain "forward-looking statements". We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Touchstone, including, among other things:

     . Rapid changes in (i) the technology used to administer standardized tests generally or market educational materials or (ii) in the policy considerations which determine which test will be administered;

     . Non-renewal of certain annual contracts with various states;

     .    The loss of any significant customer;

     . Our ability to compete successfully with the other providers of standardized tests;

     . Our ability to accommodate any changes in government regulation which may impact the marketability of our tests;

     . The inability of the Mildred Elley schools to requalify for the Federal student loan program, or the loss of its eligibility under Federal or state grant programs for tuition assistance, or the discontinuance of Federal or state grant programs for tuition assistance;

     .    The loss of accreditation of the Mildred Elley schools;

     . Our ability to secure additional financing as and when necessary;

     . Our ability to retain the services of our key management, and to attract new members of the management team;

     . Our ability to effect and retain appropriate patent, copyright and trademark protection of its products;

     . Our ability to meet the continued listing requirements of the Nasdaq Small Capitalization Market;

     . The failure of third parties to resolve the potential impact of the year 2000 on relevant computerized information systems by January 1, 2000;

     . Any decrease in the market for educational consulting services; and

     .    Increased competition in the field of publishing.

          We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained or incorporated by reference in this Prospectus might not occur.
                           ____________________

          You should rely only on the information contained in or incorporated by reference into this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

          We file reports, proxy statements, and other
information with the Securities and Exchange Commission (SEC File Number 0-20303). Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may
                                  ------------------
also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington D.C. 20006-1500. Additionally, we maintain web sites at http://www.tasa.com and http://www.tasaliteracy.com.
            -------------------     --------------------------

          At the same time as we are filing this Prospectus with the SEC, we are also filing a registration statement on Form S-3 covering the Common Stock being sold by the Selling Stockholders. For further information on Touchstone and our Common Stock, you should refer to our registration statement and its exhibits.
This Prospectus summarizes material provisions of contracts and other documents to which we refer you. As the Prospectus may not contain all the information that you may find important, you should review the full text of those documents.


          INCORPORATION OF INFORMATION WE FILE WITH THE SEC

          The SEC allows us to "incorporate by reference" the information we file with it, which means:

     . Incorporated documents are considered part of the Prospectus;

     . We can disclose important information to you by referring you to those documents; and

     . Information that we file with the SEC will automatically update and supersede this Prospectus.

          We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     .    Annual Report on Form 10-KSB for the fiscal year ended
          October 31, 1998;

     . Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999;

     .    Current Report on Form 8-K filed with the SEC on
          November 23, 1998 (and the Amendment to that Current
          Report filed with the SEC on January 21, 1999);

     .    Current Report on Form 8-K filed with the SEC on
          December 22, 1998; and

     . Description of our Common Stock set forth in Touchstone's Registration Statement on Form 8-A, dated
          May 28, 1992, including any subsequent amendment or report filed for the purpose of updating such description.

          We also incorporate by reference each of the following documents that we will file with the SEC after the date of this Prospectus but before all the Common Stock offered by this Prospectus has been sold:

     . Reports filed under Sections 13(a) and (c) of the Exchange Act; and

     .    Definitive proxy or information statements filed under
          Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting.

     .    Any reports filed under Section 15(d) of the Exchange
          Act.

          You may request a copy of any filings referred to above
(excluding exhibits), at no cost, by contacting us at the following address:

          Touchstone Applied Science Associates, Inc.
          4 Hardscrabble Heights
          P.O. Box 382
          Brewster, New York 10509
          Attention: Secretary
          (914) 277-8100

                          SUMMARY INFORMATION

INFORMATION ABOUT TOUCHSTONE

          Touchstone serves the education market with assessment and instructional products and, as of November 1998, in the post-secondary proprietary school market. Prior to new executive management in 1994, Touchstone's primary business was reading assessment through the publishing and sale of its proprietary tests and related assessment tools. Since 1994, Touchstone's current management has implemented a strategy to broaden Touchstone's services in the education market. In Touchstone's 1997 and 1998 fiscal years and through the beginning of fiscal 1999, Touchstone completed four acquisitions in three core segments of the education market: assessment, instruction and delivery. Touchstone revenues increased from $2.5 million in 1996 to $6.3 million in 1998 and, on a pro forma basis, to over
                                       --- -----
$11.0 million with the acquisition of the Mildred Elley post-secondary proprietary schools in November 1998.

          Touchstone is located at 4 Hardscrabble Heights,
Brewster, New York 10509, telephone: 914-277-8100.  Touchstone maintains websites at http://www.tasa.com and
                      -------------------
http://tasaliteracy.com.  Touchstone is a Delaware corporation.
-----------------------


INFORMATION ABOUT THE SELLING STOCKHOLDERS AND THIS PROSPECTUS

          In August 1997, Touchstone retained Theodore P. Allocca, Theodore P. Allocca, Jr., Steven Kevorkian and Barry M. Goldstein (together, the "Selling Stockholders") as financial consultants. Pursuant to their consulting agreements, the Selling Stockholders received a total 25,000 shares of Touchstone's common stock, par value $0.0001 per share (the "Common Stock"), and warrants to acquire an additional 62,500 shares (together, the "Shares").

          The Selling Stockholders are using this Prospectus to sell, from time to time, the Shares. Once this Prospectus is effective, the Selling Stockholders may:

     . sell the 25,000 Shares currently held by them on the open market; and

     . upon exercise of their warrants (including payment of the warrant exercise price), sell the additional 62,500
          Shares underlying the warrants on the open market;

Touchstone does not know if or when any of the Selling
Stockholders will exercise any of the warrants or sell any of the Shares referred to above.

          You should rely only on the information contained in this Prospectus or in documents that this Prospectus incorporates by reference. Touchstone has not authorized anyone to provide you with information that is different. This Prospectus is not an offer to sell the Shares and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted. You should not assume that the information in this Prospectus or any of its supplements is accurate as of any date other than the date of this Prospectus.

                              RISK FACTORS

          This section describes some, but not all, of the risks of purchasing our Common Stock. The order in which these risks are listed does not necessarily indicate their relative importance. You should carefully consider these risks and the other information in this Prospectus before investing in our Common Stock.

          This Prospectus contains forward-looking statements. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary materially from those discussed in the forward-looking statements. We discuss risks and uncertainties that might cause such a difference above and in other places in this Prospectus.

          NO DIVIDENDS. The payment by us of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon:

     .      our earnings;
     .      our capital requirements; and
     .      our financial condition, as well as other relevant
            factors.

We have no present intention of paying any cash dividends on our Common Stock in the foreseeable future. We intend to use our earnings, if any, to generate growth.

          GOVERNMENT REGULATIONS.  ASSESSMENT.  The degree of
                                   ----------
government regulations to be imposed on us in the assessment field is uncertain at this time. Under Title I of the 1994 Improving America's Schools Act (IASA), schools that serve large numbers of children from low-income families receive financial assistance from the Federal government to expand and improve their educational programs to meet the needs of educationally deprived students. Title I regulations include a requirement that schools receiving Title I funds must evaluate student growth or progress in reading. We believe that State Education Authorities (SEAs) find DRP test results to be in accord with the regulations for Title I, as DRP tests are used by schools to evaluate Federally-supported Title I programs; however, we cannot assure you that this is or will continue to be the case.

          We believe it may be necessary to obtain other governmental approvals for our products. If necessary, a portion of our revenues may be directed toward obtaining such approvals, and we cannot assure you that any such expenditures will lead to the necessary approvals. Additionally, the extent of potentially adverse government regulations which might arise from future legislative or administrative action cannot be predicted.

          EDUCATIONAL DELIVERY.  The post-secondary proprietary
          --------------------
school industry is highly regulated with respect to accreditation and government funding issues. To participate in federal student financial aid programs, an institution must receive and maintain authorization by the appropriate state education authority or authorities, accreditation by an accrediting commission recognized by the U.S. Department of Education, and certification by the U.S. Department of Education. As a result, we are subject to extensive regulation by the U.S. Department of Education, state education authorities and accrediting commissions.

          The purpose of these regulations is to protect students, the public and the government; it is not to protect stockholders. Among other things, these regulations require us to satisfy criteria related to:

          .   our programs of study and educational resources,
              including faculty, equipment and facilities;
          .   our administrative capability; and
          .   the management and control of our financial
              operations, including our ability to meet specified financial ratios and other standards.

Regulatory requirements affect our capital structure, investment practices and cash management. They also affect our ability to make acquisitions, sell our Common Stock or change our corporate structure. These requirements may limit our operations or expansion plans. Our regulatory agencies periodically change their regulatory requirements. We believe that we substantially comply with requirements of these regulatory bodies, but we cannot predict with certainty how all of their requirements will be applied, or if we will be able to comply with all of their requirements in the future.

          Accreditation.  Through one of our subsidiaries, we
          -------------
acquired Mildred Elley in November 1998. As a result of the change in ownership of Mildred Elley, the Mildred Elley schools are required, under applicable regulation, to apply to the accrediting agency, the U.S. Department of Education, and the applicable state departments of education for approval to operate under its new owners. We were notified that, on February 8, 1999, the U.S. Department of Education approved the transfer of ownership of Mildred Elley from its former stockholders to us.

          Government Funding.  Students attending Mildred Elley
          ------------------
schools finance their education through a combination of individual resources and government sponsored financial aid in the form of loans and grants. Touchstone estimates that over 70% of students currently enrolled at the Mildred Elley schools receive some form of government-sponsored assistance. Currently, Mildred Elley students may receive tuition funds under Federal Pell grant programs and New York State grant programs, as well from loans funded by Mildred Elley itself.

          The Federal government provides a substantial part of its support for post-secondary education in the form of grants and loans to students attending an institution certified as eligible by the U.S. Department of Education. The Higher Education Act of 1965, as amended (the "Higher Education Act"), and the regulations promulgated by the U.S. Department of Education pursuant to the Higher Education Act subject the Mildred Elley schools to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various Federal student financial assistance programs under Title IV of the Higher Education Act. Included among these standards are the following:

          . the institution must maintain a rate of default by its students on federally guaranteed or funded student loans that is below a certain rate;
          . the proportion of an institution's revenue that may be derived from Title IV programs is limited;
          . the institution must adhere to certain financial responsibility and administrative capability standards;
          . the institution must adhere to certain change in ownership restrictions; and
          . the institution must achieve certain standards in program completion and placement.

          An institution may lose its eligibility to participate in some or all Federal student financial aid programs, if the rates at which the institution's students default on their Federal student loans exceed specified percentages. Due to prior default rates on student loans, Mildred Elley students do not currently qualify for loans under Title IV. We currently anticipate that in the spring or fall of 2000, the Mildred Elley schools will be requalified for the Title IV program. We cannot assure you that the Mildred Elley schools will requalify for the Title IV program at that or any other time. To the extent that the Mildred Elley schools qualify for the Federal student loan programs, the schools will be more attractive to potential students and will not have to provide funding for tuition loans. If the Mildred Elley schools are unable to qualify for student loan programs or if the Federal or state grant programs are limited or withdrawn, Mildred Elley will have to provide its own funding for tuition loans. We are not currently aware of any facts indicating that such programs may be cut, but we cannot assure you that the loan programs will be available to the Mildred Elley schools indefinitely.

          The U.S. Congress regularly reviews and revises the laws governing federal student financial aid programs. The U.S. Congress also must determine the federal funding level for each of these programs every year. Any action by the U.S. Congress that significantly reduces funding for federal student financial aid programs or the ability of our institutes or students to participate in these programs could have a material adverse effect on our financial condition or results of operations. Legislative action may also increase our administrative costs and burden and require us to adjust our practices in order for our institutes to comply fully with the legislative requirements, which could have a material adverse effect on our financial condition or results of operations.

          Each of our institutes must be authorized by the applicable state education authority or authorities to operate and grant degrees or diplomas to its students. State authorization and accreditation by an accrediting commission recognized by the U.S. Department of Education are also required in order for an institution to be eligible to participate in Federal student financial aid programs. Loss of state authorization by any of our institutes would force us to close that institute.

          COMPETITION. Our success in the industries in which we operate will be based on the following criteria:

          .    scientific and technological superiority;
          .    service;
          .    product support;
          .    the availability of patent and copyright
               protection;
          .    access to adequate capital;
          .    the ability to successfully develop and market
               products and processes;
          .    access to superior faculty and the ability to
          .    develop and offer desirable course programs; and
          .    the ability to obtain government approvals.

Each of our industries has intense competition. Both domestic and foreign companies may be deemed dominant competitors. We cannot assure you that the features of our products and/or our ability to provide quality services will permit us to compete successfully in our designated marketplaces.

          ASSESSMENT.  Our principal competition in assessment
          ----------
comes from established profit and non-profit companies in the testing business and testing departments within certain states and school districts. Many of these are considerably larger and have greater financial and human resources and marketing capabilities than we do. Education publishers who include reading comprehension tests with their instructional materials and companies that distribute reading motivation programs may also compete with us.

          INSTRUCTIONAL MATERIALS.  The elementary school market
          -----------------------
for the consumable books published by Modern Learning Press is both huge and highly competitive, with every major publisher and numerous smaller publishers providing material. Our disadvantage is that our marketing resources are significantly smaller than those of the major publishers. One advantage is that, with our smaller corporate structure, decisions can be made rapidly so that new products can be available in a fraction of the time required by the major publishers. Another competitive advantage is that our products have a much lower selling price than other consumable books. We cannot assure you that our advantages will continue to outweigh our disadvantages.

          EDUCATIONAL DELIVERY.  The post-secondary education
          --------------------
market is highly competitive. We compete for students and faculty with public and private two-year and four-year colleges as well as other proprietary schools. Our available student pool is from a limited geographic area. Many of the colleges and other proprietary post-secondary schools in such areas have greater resources than are currently available to us. Some of these schools offer programs similar to ours and some offer programs not currently available at our schools. We cannot assure you that our schools will be able to compete successfully in these markets, despite the quality of its faculty, education programs and job placement or that competitive pressures will not have a material adverse affect on us.

          YEAR 2000 COMPLIANCE. The "Year 2000 problem" arose because many information technology systems, as well as other systems containing embedded technology, such as micro-controllers and micro-chip processors, use only the last two digits to refer to a year. As a result, these systems do not properly recognize a year that begins with "20" instead of "19." If not corrected, this limitation may cause these systems to experience problems processing information with dates after December 31, 1999. These problems may cause the systems to fail or create erroneous results. In Fiscal 1998, we developed and implemented a program to resolve the potential impact of the Year 2000 problem on the ability of our computer systems to accurately process information that may be date-sensitive.

          As to third-party relationships, we believe that most of these parties intend to be Year 2000 compliant by January 1, 2000; however, we cannot assure you that this will be the case. If third parties are not able to address this issue in a timely manner, it could result in a material financial risk to us.

          DEPENDENCE ON KEY EMPLOYEES. Our business and performance will be largely dependent upon the active participation of our executive officers. The loss or unavailability to us of any of such individuals could have a material adverse effect on our business prospects and potential earning capacity. If necessary, we have several stock option plans designed to attract additional qualified individuals to employment or association with us.

          POTENTIAL ADVERSE EFFECT ON SHARES ELIGIBLE FOR FUTURE SALE. Immediately after this offering and after adjusting for the one-for-four reverse stock split which occurred on March 4, 1999, we will have issued and outstanding approximately 2,141,806 shares of our Common Stock. The shares of our Common Stock included in this offering will be freely tradeable, except for shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). If the Selling Stockholders sell all or substantially all of the Common Stock covered by this Prospectus at approximately the same time, the market price of our Common Stock could drop.

          ANTI-TAKEOVER PROVISIONS.  Our Certificate of
Incorporation authorizes our Board of Directors to issue preferred stock with terms set by our Board, without stockholder approval. This provision could make it more difficult for a third party to acquire control of us without the approval of our Board of Directors.

          In many cases, stockholders receive a premium for their shares in a change in control. This provision may make it difficult for stockholders to take certain actions and will make it somewhat less likely that a change in control will occur or that you will receive a premium for your shares if a change in control does occur.

          ADDITIONAL FINANCING. While we have generated sufficient funds for our operations, we may require additional financing for further expansion and acquisitions. If additional financing is required, we cannot assure you that such financing will be available, or that it can be obtained on terms satisfactory to us.

          SHARES AVAILABLE FOR RESALE. As of March 25, 1999, approximately 306,292 shares of our issued and outstanding Common Stock (after giving effect to the one-for-four reverse stock split which occurred on March 4, 1999), which were originally issued as "restricted securities" as that term is defined under Rule 144 promulgated under the Act have been outstanding for more than one year and could be publicly sold in accordance with Rule 144, or pursuant to a registration statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market-maker, in an amount up to one percent (1%) of our outstanding Common Stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of Touchstone and who has satisfied a two-year holding period without any quantity limitation and whether or not there is adequate current public information available. You should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of Touchstone's securities in any market that may develop for such shares.

          POSSIBLE ISSUANCE OF ADDITIONAL SHARES. Our Board of Directors has the power to issue any or all of our additional Common Stock and preferred stock without stockholder approval. The Board of Directors has no present intention to issue such shares to acquire business interests or other types of property in the future, but could opt to do so in the future. You should be aware that any such issuance may result in a reduction of the book value or market price, if any, of the outstanding shares of Common Stock. If we issue additional shares, such issuance will reduce your proportionate ownership and voting power. Further, any new issuance of shares may result in a change in control of Touchstone.

          The ability of the Board of Directors to issue additional shares without further stockholder action might serve as an anti-takeover device, regardless of your desire to change management or accept a takeover offer. The ability of the Board of Directors to issue new shares may make the cost of a takeover prohibitively expensive to anyone attempting to acquire Touchstone.

          RISKS ASSOCIATED WITH EXPANSION. We cannot assure you that suitable expansion or acquisition opportunities will be identified or that any new or acquired institutions or products can be operated profitably or successfully integrated into our operations. Growth through expansion or acquisition also could involve other risks, including:

          . the diversion of management's attention from normal operating activities;
          . our inability to find appropriate personnel to manage our expanding operations; and
          . the possibility that the acquired businesses will be subject to unanticipated business or regulatory uncertainties or liabilities.

Our failure to manage our expansion and acquisition program effectively could have a material adverse effect on us.

          BROKER-DEALER SALES OF TOUCHSTONE'S COMMON STOCK. Our securities may be covered by an SEC rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse). For transactions covered by the rule, broker-dealers must make a special suitability determination for any purchaser and receive each purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

          COPYRIGHTS. The United States Copyright Office has issued several copyrights to us and our subsidiaries relating to test booklets, reports, manuals and publications. We cannot assure you that the copyrights issued to us are enforceable or that we will derive any competitive advantage from them. While the copyrights are deemed important to us, they are not considered essential to our success. The issuance of the copyrights may be insufficient to prevent competitors from designing around the copyrighted aspects. In addition, we cannot assure you that our product will not infringe on copyrights owned by others, licenses to which may not be available to us. Moreover, we cannot assure you that the validity of the copyrights in the future will be sustained if judicially tested.

          RAPID POLICY AND TECHNOLOGICAL CHANGES. The educational assessment field has been characterized in recent years by significant and rapid policy and technological changes. Our ability to operate profitably in the future will depend in part upon our ability to develop and maintain a technically competent research staff and our ability to adapt to changes in the field. We anticipate that we will have to make changes and modifications in the future to keep pace with changes in the field. We cannot assure you that competitors will not develop technology which will render our products unmarketable or obsolete.

          LIMITATION ON LIABILITY OF DIRECTORS. As permitted by the General Corporation Law of the State of Delaware, our Certificate of Incorporation provides that a director of Touchstone will not be personally liable to Touchstone or its stockholders for monetary damages resulting from breaches of his or her fiduciary duty as a director, including breaches which constitute gross negligence, or for expenses, liabilities and losses actually and reasonably incurred by him or her in connection with other actual or threatened claims, actions, suits or proceedings by reason of the fact that he or she is or was a director of Touchstone. As a result, the right of Touchstone and its stockholders to obtain monetary damages for acts or omissions of directors will be more limited than they would be in the absence of such provision. The provision would not apply to a violation of a director's responsibility under the Federal securities laws.

          REQUIREMENT OF CONTINUING REGISTRATION. We must have a current and effective registration statement on file with the SEC in order for a Selling Stockholder to be able to exercise its warrants and sell the underlying shares of Common Stock. Various state securities laws relating to qualification of securities for sale in such states may also be applicable. Necessarily, we cannot assure you that we will, at all times during the life of the warrants, be able to secure or maintain such registration or qualification; and in the event we are unable to do so, the warrants will not be exercisable and will be valueless.


                               BUSINESS

OVERVIEW

          Touchstone serves the education market with assessment and instructional products and, as of November 1998, in the post-secondary proprietary school market. Prior to new executive management in 1994, Touchstone's primary business was reading assessment through the publishing and sale of its proprietary tests and related assessment tools. Since 1994, Touchstone's current management has implemented a strategy to broaden Touchstone's services in the education market. In Touchstone's 1997 and 1998 fiscal years and through the beginning of fiscal 1999, Touchstone completed four acquisitions in three core segments of the education market: assessment, instruction and delivery. Touchstone's revenues increased from $2.5 million in 1996 to $6.3 million in 1998 and, on a pro forma basis, to over
                                       --- -----
$11.0 million with the acquisition of the Mildred Elley post-secondary proprietary schools in November 1998.

PRODUCTS AND SERVICES

          ASSESSMENT. Touchstone designs, develops, calibrates, publishes, markets, and sells educational reading assessment tests to elementary and secondary schools, colleges, and universities throughout the United States and Canada.
Touchstone's reading comprehension tests are based on its internally developed assessment methodology called Degrees of Reading Power(R) ("DRP"). The DRP testing program is published in three distinct versions: Primary, Standard, and Advanced. DRP measures an individual student's reading ability in a non-culturally biased manner and allows a school, district or other entity to track an individual's reading development over time.

          Touchstone also offers the following assessment products or services:

     .     TextSense(TM) Summary Writing -- an instruction and
           -----------------------------
           assessment program, which uses instruction and assessment in summary writing to promote better reading, better writing, and better thinking about text;

     .     The Maculaitis Test -- a comprehensive English language
           -------------------
           assessment and evaluation program, intended for use in English as a Second Language, Bilingual Education and Limited English Proficiency programs;

     .     scanning, scoring and reporting services for DRP tests; and

     . computer software products that are sold as instructional aids or analytical tools for reading development.

          Beck Evaluation and Testing Associates, Inc. ("BETA"), a subsidiary of Touchstone acquired in January 1997, provides consulting services to states, schools and textbook publishers. Since January 1997, BETA has concentrated on increasing its test assessment and design services to states.

          INSTRUCTION. Through Modern Learning Press, Inc. ("MLP"), a subsidiary of Touchstone organized in May 1997, Touchstone designs, publishes and distributes affordable "consumable" student workbooks for grades K-4, and creates and publishes books and pamphlets for elementary school teachers and parents. The elementary instructional workbook series currently offered by MLP ranges from the teaching of phonics, penmanship, ESL, and reading comprehension to vocabulary development. In conjunction with Yale University's Gesell Institute, MLP has also published the Gesell child development scales, which management believes are considered the best predictor of a young child's readiness to start kindergarten.

          EDUCATIONAL DELIVERY. In late 1997, Touchstone decided that the post-secondary proprietary school market was an area in which it wanted to compete due to attractive characteristics including a large growing market, countercyclical growth trends and attractive levels of profitability. In November 1998, Touchstone, through one of its subsidiaries, purchased substantially all of the assets of Mildred Elley Schools, Inc. ("Mildred Elley"), as the platform for Touchstone's entrance into the post-secondary school market. Mildred Elley is a two-year, New York State degree-granting institution and has been in operation for over 80 years. Mildred Elley's principal campus is located in Latham, New York, with an additional branch in Pittsfield, Massachusetts. The Mildred Elley schools offer programs in business, paralegal, travel and health fields, and are well-respected in the communities they serve.


                          USE OF PROCEEDS

          Touchstone will not realize any proceeds from the sale of the Shares by the Selling Stockholders. Touchstone will realize proceeds only from the exercise of warrants held by the Selling Stockholders, which proceeds, if all such warrants are exercised, would aggregate $117,250. Touchstone is preparing this Prospectus only to assist the Selling Stockholders and will use the net proceeds from the exercise of such warrants for working capital purposes.


                     THE SELLING STOCKHOLDERS

          The Selling Stockholders are using this Prospectus to offer a maximum of 87,500 shares (the "Shares"), which consist of a total of 25,000 issued shares (the "Issued Shares") and warrants (the "Warrants") to acquire an additional 62,500 shares. The Selling Stockholders are Theodore P. Allocca ("Allocca"), Theodore P. Allocca, Jr. ("Theodore"), Steven Kevorkian ("Kevorkian") and Barry M. Goldstein ("Goldstein").

          The Selling Stockholders acquired the Shares pursuant to consulting agreements that each of the Selling Stockholders entered into with Touchstone in August 1997. Pursuant to a consulting agreement, dated as of August 19, 1997 (the "Comprehensive Agreement"), among Comprehensive Capital, Allocca, Theodore and Kevorkian (together, the "Comprehensive Group") and Touchstone, the Comprehensive Group received Issued Shares and the Warrants (the "Comprehensive Warrants") entitling each holder to acquire Shares in the following amounts:


                                             Shares underlying
    Name            Issued Shares         Comprehensive Warrants
  -------------------------------------------------------------------


   Allocca              3,750                      9,375

  -------------------------------------------------------------------

   Theodore             3,750                      9,375

  -------------------------------------------------------------------

   Kevorkian            5,000                     12,500

  -------------------------------------------------------------------

Pursuant to a consulting agreement, dated as of August 19, 1997
(the "Goldstein Agreement"), between Goldstein and Touchstone,
Goldstein received 12,500 Issued Shares and Warrants (the
"Goldstein Warrants") entitling Goldstein to acquire 31,250 Shares.

          The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of the date of this Prospectus by the Selling Stockholders, and as adjusted to give effect to the sale by the Selling Stockholders of the Shares offered hereby:


                         Beneficial Ownership Prior to                  Beneficial Ownership After
                                  Offerings                                    Offerings(1)
                         -----------------------------  Shares Being    --------------------------
Name                        Shares      Percentage(2)     Offered(3)      Shares     Percentage(2)
--------------------------------------------------------------------------------------------------

Theodore P. Allocca        13,125(4)       0.6%            13,125           0             --

--------------------------------------------------------------------------------------------------

Theodore P. Allocca, Jr.   13,125(5)       0.6%            13,125           0             --

--------------------------------------------------------------------------------------------------

Steven Kevorkian           17,500(6)       0.8%            17,500           0             --

--------------------------------------------------------------------------------------------------
Barry M. Goldstein         43,750(7)       2.0%            43,750           0             --

--------------------------------------------------------------------------------------------------

(1)  Assumes that all of the Shares are sold.
(2) Based on 2,141,806 shares of Common Stock issued and outstanding as of March 4, 1999 (after giving effect to the one-for-four reverse stock split effected on such date).
(3) Assumes that all of the Warrants are exercised as of the date of this Prospectus.
(4) Includes (i) 3,750 Issued Shares and (ii) 9,375 Shares that Allocca currently has the right to acquire upon the exercise of his Comprehensive Warrants.
(5) Includes (i) 3,750 Issued Shares and (ii) 9,375 Shares that Theodore currently has the right to acquire upon the exercise of his Comprehensive Warrants.
(6) Includes (i) 5,000 Issued Shares and (ii) 12,500 Shares that Kevorkian currently has the right to acquire upon the exercise of his Comprehensive Warrants.
(7)  Includes (i) 12,500 Issued Shares and (ii) 31,250 Shares that
     Goldstein currently has the right to acquire upon the exercise of the Goldstein Warrants.

            The Comprehensive Agreement and the Goldstein
Agreement were each initially for a one-year term, commencing in August 1997, and each is subject to automatic yearly renewals if notice of termination is not provided by one of the parties to the agreement at least 30 days prior to the expiration of the then applicable term. Either agreement may be terminated by one of its parties at any time upon thirty days' prior written notice to the other party to that agreement. To date, neither agreement has been so terminated.

          Pursuant to the Comprehensive Agreement, the Comprehensive Group has agreed to, among other things, (i) assist Touchstone in finding strategic partners and/or financing entities to assist Touchstone in its projects, (ii) make itself available for financial public relations and marketing consulting and (iii) arrange introductions to various broker/dealers who may be interested in knowing more about Touchstone, including its goals and aspirations. Pursuant to the Goldstein Agreement, Goldstein has agreed to, among other things, (i) assist Touchstone in finding strategic partners and/or financing entities to assist Touchstone in its projects, (ii) make himself available for financial public relations and marketing consulting and (iii) arrange introductions to various broker/dealers who may be interested in knowing more about Touchstone, including its goals and aspirations. The Comprehensive Group may act as market makers in Touchstone's stock. None of the Comprehensive Group or Goldstein has the authority to bind Touchstone to any contracts or commitments

          The Comprehensive Warrants and Goldstein Warrants are exercisable at any time and from time to time through August 19, 2002, at an exercise price of $1.88 per share (which was the closing price of Touchstone's Common Stock on the date of the Comprehensive Agreement and the Goldstein Agreement). The number of shares issuable pursuant to the Warrants is subject to adjustment in the event of a stock dividend, stock split, combination, reclassification or similar event.


                       PLAN OF DISTRIBUTION

          The Selling Stockholders have informed Touchstone that they expect to sell the Shares primarily through brokers' transactions over The Nasdaq Small Capitalization Market (the
"Nasdaq") at prices then attainable, less ordinary brokers' commissions and dealers' discounts, as applicable.

          The Selling Stockholders and any broker or dealer to or through whom any of the Shares are sold ("Brokers") may be deemed to be underwriters within the meaning of the Act with respect to the Shares offered hereby, and any profits realized by any of the Selling Stockholders or the Brokers may be deemed to be underwriting commissions. To the best of Touchstone's knowledge, brokers' commissions and dealers' discounts, taxes and other selling expenses to be borne by the Selling Stockholders are not expected to exceed normal selling expenses for sales over the Nasdaq or otherwise, as the case may be.

          The registration of the Shares under the Act shall not be deemed an admission by the Selling Stockholders or Touchstone that any Selling Stockholder is an underwriter for purposes of the Act of any of the Shares offered pursuant to this Prospectus.

                SELECTED HISTORICAL FINANCIAL INFORMATION

          The selected historical financial information presented below for and as of the end of each of the three fiscal years in the period ended October 31, 1998, is derived from the Consolidated Financial Statements of Touchstone, which financial statements have been audited by Lazar Levine & Felix LLP, independent certified public accountants. The Consolidated Financial Statements as of October 31, 1998 and 1997, and
for each of the three years in the period ended October 31, 1998 and the report of Lazar Levine & Felix LLP thereon are included in Touchstone's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1998, incorporated herein by reference. The selected historical financial information presented below as at January 31, 1999 and 1998 and for the three months ended January 31, 1999 and 1998, is derived from the unaudited condensed consolidated financial statements of the Company, included in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999, incorporated herein by reference, which in the opinion of the Company's management includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. This selected historical financial information should be read in conjunction with the consolidated financial statements, related notes, management's discussion and analysis of financial condition and results of operations and other financial
information incorporated herein by reference.   The results of
operations for the three months ended January 31, 1999 are not necessarily indicative of results that can be expected for the full year.

                                      Year Ended October 31,         Quarter Ended January 31,
                                      ----------------------         -------------------------



                                    1998(1)     1997(1)     1996(1)       1999(1)     1998(1)
                                    ----        ----        ----          ----        ----

Income Statement Data:


Operating revenues                $6,317,114  $4,587,633  $2,519,908    $2,356,127  $1,297,744


Net sales                          6,317,114   4,587,633   2,519,908     2,356,127   1,297,744


Gross profit                       4,382,010   3,008,884   1,808,344     1,389,551     934,148


Income (loss)
   from operations                   366,514  (2,129,158)    108,430      (189,666)      9,340


Income (loss) before income taxes    160,207  (2,193,780)    211,257      (322,398)    (43,018)


Net income (loss)                    131,202  (1,363,811)    192,048      (200,357)    (33,047)


Earnings (loss) per share                .06        (.66)        .10          (.09)       (.02)




Balance Sheet Data:


Current assets                    $7,106,418  $3,078,853  $4,458,538    $6,114,052   $2,743,232


Total assets                      14,074,640   9,592,885   8,975,542    16,725,373    9,276,925


Long-term obligations              6,267,198   2,528,968     728,250     7,600,947    2,449,337


Total liabilities                  7,548,800   3,363,333   1,591,807    10,348,809    3,015,448


Working capital                    5,824,816   2,244,488   4,116,202     3,366,190    2,177,121


Stockholders' equity               6,525,840   6,229,552   7,383,735     6,376,564    6,261,477

______________________________

(1) All amounts have been adjusted to give effect to the one-for-four reverse stock split effected by Touchstone on March 4, 1999.

                          LEGAL OPINIONS

          The validity of the shares of the Common Stock offered hereby will be passed upon for Touchstone by Salans Hertzfeld Heilbronn Christy & Viener, New York, New York. Steven R. Berger, Esq., a partner in the firm of Salans Hertzfeld Heilbronn Christy & Viener participating in the work on this matter, is a director of Touchstone. Since Mr. Berger's appointment as a director, Touchstone has granted to him, pursuant to Touchstone's Directors Stock Option Plan, options to acquire an aggregate of 2,500 shares of Touchstone's Common Stock.

                              EXPERTS

          The consolidated financial statements and schedules of Touchstone appearing in Touchstone's Annual Report (Form 10-KSB) for the fiscal year ended October 31, 1998, have been audited by Lazar Levine & Felix LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.